UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ADAMS GOLF, INC.

(Name of issuer)

Common Stock, Par Value $0.001

(Title of class of securities)

006228-20-9

(CUSIP number)

Attn: Pamela J. High Adams Golf, Inc. 2801 E. Plano Parkway, Plano, Texas 75074 (972) 673-9000

(Name, address and telephone number of person authorized to receive notices and communications)

May 10, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 006228-20-9

(1)	Names of reporting persons Oliver G. (Chip) Brewer III
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF,OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 842,400 (1)(2)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 767,400
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 842,400 (1)(2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.5% (3)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 75,000 unvested shares of restricted stock issued to the reporting person on November 9, 2009. Pursuant to the Separation Agreement (defined below), such shares will vest only upon the occurrence of a “change of control” (as defined in the Separation Agreement), provided that such a “change of control” is publicly announced on or prior to June 30, 2012. The reporting person may be deemed to have sole voting power over such shares, but does not have the power to dispose of such shares until such shares have vested in full.

(2)	The reporting person states that neither the filing of this Schedule nor anything herein shall be deemed an admission that such person is, for purposes of Section 13 of the Act, or otherwise, the beneficial owner of these shares of Common Stock (defined below). The reporting person disclaims beneficial ownership of these shares of Common Stock, except to the extent of his pecuniary interest therein.

(3)	Based upon: (i) 7,804,664 shares issued and outstanding as of November 8, 2011, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed by the Issuer (defined below) on November 8, 2011, and (ii) an additional 186,472 shares issued and outstanding following the exercise of stock options by the reporting person on February 28, 2012.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed to amend the Schedule 13D relating to the common stock, par value $0.001 per share (“Common Stock”), of Adams Golf, Inc., a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission (the “Commission”) by the reporting person on February 14, 2008, as amended by that certain Amendment No. 1 to Schedule 13D, filed with the Commission by the reporting person on September 20, 2010 (as amended, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D to disclose: (i) an increase in the number of shares of Common Stock that may be deemed to be beneficially owned by the reporting person due to (A) the vesting of certain restricted shares of Common Stock previously disclosed by the reporting person, (B) the exercise of certain stock options previously awarded to the reporting person to purchase shares of Common Stock, and (C) the granting by the Issuer to the reporting person of the right to vote certain restricted shares of Common Stock held by the reporting person prior to the vesting date for such shares; and (ii) the reporting person’s resignation as President and Chief Executive Officer and a director of the Issuer, effective as of February 29, 2012, and the reporting person’s entrance into the Separation Agreement (defined below) with the Issuer in connection with such resignation. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, all share amounts and prices listed on this Amendment No. 2 reflect a 1-for-4 reverse stock split effected by the Issuer on February 15, 2008, and each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

This statement is filed by and on behalf of Oliver G. (Chip) Brewer III. The principal address of the reporting person is 1000 Patrician Court, Fairview Tx 75069. Effective March 5, 2012, the reporting person’s principal occupation will be serving as President and Chief Executive Officer of Callaway Golf Company. During the last five years, the reporting person has not been convicted in a criminal proceeding, and was not a party to a civil proceeding, required to be disclosed herein. The citizenship of the reporting person is stated in Item 6 on the cover page(s) hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

Except as identified below, the reporting person purchased or otherwise acquired the securities covered by this Schedule 13D pursuant to exercises of stock options and open market transactions using personal funds of the reporting person.

On March 13, 2008, pursuant to that certain Executive Employment Agreement, dated December 31, 2007, by and between the reporting person and the Issuer (the “New Employment Agreement”), and that certain Restricted Stock Award Agreement, dated March 13, 2008, by and between the reporting person and the Issuer (the “2008 Restricted Stock Agreement”), the Issuer granted to the reporting person a restricted stock award of 150,000 shares of Common Stock. The shares were subject to forfeiture and restrictions on disposition and vested in six equal installments on the last trading day of June and the last trading day of December over the three years beginning on the last trading day of June 2008 and continuing through the last trading day of December 2010, in each case, if and only if the reporting person remained employed by the Issuer on each such date. Additionally, the shares were subject to accelerated vesting in connection with a change of control of the Issuer or any termination of the reporting person’s employment by the Issuer without cause or by the reporting person for good reason, in each case. As of the date hereof, all restricted shares of Common Stock issued pursuant to the New Employment Agreement and the 2008 Restricted Stock Agreement have vested in full and the reporting person has sole voting and dispositive power over such shares. On June 30, 2008, December 31, 2008, June 30, 2009, December 31, 2009, June 30, 2010 and December 31, 2010, the reporting person sold 9,500, 9,500, 9,000, 9,000, 9,500 and 9,500 shares of Common Stock, respectively, in the open market pursuant to a Rule 10b5-1 plan to cover tax liability incident to the vesting of restricted shares of Common Stock issued to the reporting person pursuant to the New Employment Agreement and 2008 Restricted Stock Agreement.

On May 15, 2008, the reporting person exercised a stock option previously awarded to the reporting person to purchase 37,515 shares of Common Stock, at an exercise price of $0.04 per share, and, on such date, sold 14,170 shares of Common Stock then-acquired in the open market pursuant to a Rule 10b5-1 plan to cover tax liability incurred upon such exercise.

On August 15, 2008, the reporting person exercised a stock option previously awarded to the reporting person to purchase 37,514 shares of Common Stock, at an exercise price of $0.04 per share, and, on such date, sold 14,169 shares of Common Stock then-acquired in the open market pursuant to a Rule 10b5-1 plan to cover tax liability incurred upon such exercise.

On November 9, 2009, pursuant to that certain Amendment to Executive Employment Agreement, dated November 3, 2009 (the “Amendment”), and that certain Restricted Stock Award Agreement, dated as of November 3, 2009, by and between the reporting person and the Issuer (the “2009 Restricted Stock Agreement”), the reporting person was granted 175,000 restricted shares of Common Stock by the Issuer. The reporting person has sole voting and dispositive power over such shares to the extent such shares have vested in full. 12,500 of the restricted shares vested on each of the last trading day of June 2010 and the second to last trading day of December 2010, and 37,500 of the restricted shares vested on each of the last trading day of June 2011 and the second to last trading day of December 2011. On each of June 30, 2010 and December 30, 2010, the reporting person sold 4,750 shares of Common Stock, and on each of June 30, 2011 and December 30, 2011, the reporting person sold 13,875 shares of Common Stock, in the open market to cover tax liability incident to the vesting of restricted shares of Common Stock issued to the reporting person pursuant to the Amendment and 2009 Restricted Stock Agreement. Pursuant to that certain Separation Agreement and Release, dated February 24, 2012, by and between the reporting person and the Issuer (the “Separation Agreement”), the remaining 75,000 restricted shares of Common Stock issued pursuant to the Amendment and the 2009 Restricted Stock Agreement will vest only upon the occurrence of a “change of control” (as defined in the Separation Agreement), provided that such a “change of control” is publicly announced on or prior to June 30, 2012. The reporting person may be deemed to have sole voting power over such restricted shares; however, the reporting person does not have the power to dispose of such restricted shares of Common Stock until such shares have vested in full.

On August 30, 2010, the reporting person exercised a stock option previously awarded to the reporting person to purchase 141,875 shares of Common Stock, at an exercise price of $0.04 per share, and, on such date, sold 55,000 shares of Common Stock then-acquired in the open market pursuant to a Rule 10b5-1 plan to cover tax liability incurred upon such exercise.

On November 29, 2010, the reporting person exercised a stock option previously awarded to the reporting person to purchase 141,875 shares of Common Stock, at an exercise price of $0.04 per share, and, on such date, sold 55,000 shares of Common Stock then-acquired in the open market pursuant to a Rule 10b5-1 plan to cover tax liability incurred upon such exercise.

On August 22, 2011, the reporting person exercised a stock option previously awarded to the reporting person to purchase 57,474 shares of Common Stock, at an exercise price of $0.04 per share, and, on such date, sold 21,266 shares of Common Stock then-acquired in the open market to cover tax liability incurred upon such exercise.

On February 28, 2012, the reporting person exercised stock options previously awarded to the reporting person to purchase an aggregate of 186,472 shares of Common Stock, at an exercise price of $0.04 per share.

Item 4. Purpose of the Transaction.

The second paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

Pursuant to the Separation Agreement, effective as of February 29, 2012, the reporting person resigned as President and Chief Executive Officer and a director of the Issuer and from any other positions held with the Issuer and its subsidiaries. Prior to his resignation from such positions, the reporting person may have been deemed to possess the direct or indirect power to direct or cause the direction of the management and policies of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5, parts (a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of the Common Stock beneficially owned by the reporting person is stated in Items 11 and 13 on the cover page(s) hereto and includes 75,000 restricted shares of Common Stock for which the reporting person may be deemed to have sole voting power. The reporting person will not have dispositive power over such restricted shares of Common Stock until such shares have vested in full. Pursuant to the Separation Agreement, such restricted shares of Common Stock will vest only upon the occurrence of a “change of control” (as defined in the Separation Agreement), provided that such a “change of control” is publicly announced on or prior to June 30, 2012.

(b)	(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) Except as set forth below, there have been no transactions in the Common Stock by the reporting person during the 60-day period prior to the date of this filing. On February 28, 2012, the reporting person exercised stock options previously awarded to the reporting person to purchase an aggregate of 186,472 shares of Common Stock, at an exercise price of $0.04 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

On December 31, 2007, the reporting person entered into the New Employment Agreement. The New Employment Agreement replaced the executive employment agreement dated February 19, 2005 between the reporting person and the Issuer. The New Employment Agreement provided for grants, for each calendar year of the New Employment Agreement, to the reporting person of 50,000 restricted shares of Common Stock, comprised of 25,000 shares on the last trading day of June and 25,000 shares on the last trading day of December. The foregoing description of the New Employment Agreement is qualified in its entirety by reference to the copy of the New Employment Agreement filed as Exhibit 99.7 to this Amendment No. 2, which is incorporated herein by reference.

On March 13, 2008, as described in Item 3, above, the reporting person entered into the 2008 Restricted Stock Agreement pursuant to which the Issuer granted the reporting person the 150,000 restricted shares of Common Stock that the Issuer agreed to grant the reporting person pursuant to the New Employment Agreement. As of the date hereof, all of the restricted shares of Common Stock have vested in full and the reporting person has sole voting and dispositive power over such shares. The foregoing description of the 2008 Restricted Stock Agreement is qualified in its entirety by reference to the copy of the 2008 Restricted Stock Agreement filed as Exhibit 99.5 to this Amendment No. 2, which is incorporated herein by reference.

On November 3, 2009, the reporting person entered into the Amendment. In addition to the grants provided for in the New Employment Agreement, the Amendment provided that the reporting person was entitled to receive 175,000 additional restricted shares of Common Stock. The foregoing description of the Amendment is qualified in its entirety by reference to the copy of the Amendment filed as Exhibit 99.8 to this Amendment No. 2, which is incorporated herein by reference.

On November 9, 2009, as described in Item 3, above, the reporting person entered into the 2009 Restricted Stock Agreement, pursuant to which the Issuer granted the reporting person the 175,000 restricted shares of Common Stock that the Issuer agreed to grant the reporting person under the Amendment. 12,500 of such shares vested on June 30, 2010, 12,500 of such shares vested on December 30, 2010, 37,500 of such shares vested on June 30, 2011 and 37,500 of such shares vested on December 30, 2011. The remaining 75,000 restricted shares were scheduled to vest on the last trading day of June 2012 and the second to last trading day of December 2012. However, the vesting schedule for such restricted shares of Common Stock has been modified by the Separation Agreement as described below. The foregoing description of the 2009 Restricted Stock Agreement is qualified in its entirety by reference to the copy of the restricted stock award agreement filed as Exhibit 99.6 to this Amendment No. 2, which is incorporated herein by reference.

At the Issuer’s annual meeting of stockholders on May 10, 2011, the Issuer granted the reporting person the right to vote the remaining unvested restricted shares of Common Stock issued to the reporting person pursuant to the Amendment and the 2009 Restricted Stock Agreement. As of the date hereof, 75,000 of such restricted shares of Common Stock remain unvested. The reporting person may be deemed to have sole voting power over such shares; however, the reporting person does not have the power to dispose of such restricted shares of Common Stock until such shares have vested in full. The reporting person states that neither the filing of this Schedule nor anything herein shall be deemed an admission that such person is, for purposes of the Act, or otherwise, the beneficial owner of these shares of Common Stock. The reporting person disclaims beneficial ownership of these shares of Common Stock, except to the extent of his pecuniary interest therein.

On February 24, 2012, the reporting person and the Issuer entered into the Separation Agreement, pursuant to which, effective as of February 29, 2012, the reporting person resigned as President and Chief Executive Officer and a director of the Issuer and all other positions held with the Issuer or its subsidiaries. The Separation Agreement terminates and supersedes the New Employment Agreement and the Amendment, except for certain provisions specified in the Separation Agreement. Furthermore, the Separation Agreement provides, among other things, that the remaining 75,000 unvested shares of restricted stock, issued to the reporting person on November 9, 2009 pursuant to the Amendment and the 2009 Restricted Stock Agreement, will no longer be subject to immediate forfeiture upon the reporting person’s resignation. Instead, such shares of restricted stock will vest only upon the occurrence of a “change of control” (as defined in the Separation Agreement), provided that such a “change of control” is publicly announced on or prior to June 30, 2012. The foregoing description of the Separation Agreement is qualified in its entirety by reference to the copy of the Separation Agreement filed as Exhibit 99.9 to this Amendment No. 2, which is incorporated herein by reference.

Except as otherwise described herein, the reporting person has no legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit No.	Description of Exhibit
99.1	Description of Employment Agreement (incorporated herein by reference from the description of the employment agreement under Item 1.01 of the Form 8-K dated December 31, 2007 and filed on January 3, 2008 by Adams Golf, Inc. with the Commission).

99.2	Description of Amendment to Employment Agreement (incorporated herein by reference from the description of amendment to the employment agreement under Item 1.01 of the Form 8-K dated November 3, 2009 and filed November 6, 2009 by Adams Golf, Inc. with the Commission).

99.3	Description of Stock Options (incorporated herein by reference from the description of the stock options in the proxy statement filed on April 9, 2010 by Adams Golf, Inc. with the Commission).

99.4	Form of Option Agreement under the 2002 Stock Option Plan of Adams Golf, Inc. (previously filed as Exhibit 4.2 to the Form S-8 filed February 9, 2004 by Adams Golf, Inc., File No. 333-112622, and incorporated herein by reference).

99.5	Restricted Stock Award Agreement, dated as of March 13, 2008, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 99.5 to the Amendment No. 1 to Schedule 13D filed on September 20, 2010, File No. 005-55769, and incorporated herein by reference).

99.6	Restricted Stock Award Agreement, dated as of November 3, 2009, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 99.6 to the Amendment No. 1 to Schedule 13D filed on September 20, 2010, File No. 005-55769, and incorporated herein by reference).

99.7	Executive Employment Agreement, dated as of December 31, 2007, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 10.9 to the Quarterly Report on Form 10-Q for quarter ended March 31, 2009 filed on May 13, 2009, File No. 001-33978, and incorporated herein by reference).

99.8	Amendment to Executive Employment Agreement, dated as of November 3, 2009, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on November 6, 2009, File No. 001-33978, and incorporated herein by reference).

99.9	Separation Agreement and Release, dated as of February 24, 2012, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on February 28, 2012, File No. 001-33978, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2012	OLIVER G. (CHIP) BREWER III

	By:	/s/ Oliver G. (Chip) Brewer III
	Name:	Oliver G. (Chip) Brewer III

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Description of Employment Agreement (incorporated herein by reference from the description of the employment agreement under Item 1.01 of the Form 8-K dated December 31, 2007 and filed on January 3, 2008 by Adams Golf, Inc. with the Commission).

99.2	Description of Amendment to Employment Agreement (incorporated herein by reference from the description of amendment to the employment agreement under Item 1.01 of the Form 8-K dated November 3, 2009 and filed November 6, 2009 by Adams Golf, Inc. with the Commission).

99.3	Description of Stock Options (incorporated herein by reference from the description of the stock options in the proxy statement filed on April 9, 2010 by Adams Golf, Inc. with the Commission).

99.4	Form of Option Agreement under the 2002 Stock Option Plan of Adams Golf, Inc. (previously filed as Exhibit 4.2 to the Form S-8 filed February 9, 2004 by Adams Golf, Inc., File No. 333-112622, and incorporated herein by reference).

99.5	Restricted Stock Award Agreement, dated as of March 13, 2008, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 99.5 to the Amendment No. 1 to Schedule 13D filed on September 20, 2010, File No. 005-55769, and incorporated herein by reference).

99.6	Restricted Stock Award Agreement, dated as of November 3, 2009, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 99.6 to the Amendment No. 1 to Schedule 13D filed on September 20, 2010, File No. 005-55769, and incorporated herein by reference).

99.7	Executive Employment Agreement, dated as of December 31, 2007, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 10.9 to the Quarterly Report on Form 10-Q for quarter ended March 31, 2009 filed on May 13, 2009, File No. 001-33978, and incorporated herein by reference).

99.8	Amendment to Executive Employment Agreement, dated as of November 3, 2009, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on November 6, 2009, File No. 001-33978, and incorporated herein by reference).

99.9	Separation Agreement and Release, dated as of February 24, 2012, between the reporting person and Adams Golf, Inc. (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on February 28, 2012, File No. 001-33978, and incorporated herein by reference).